

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2023

Kate Kelly
Deputy General Counsel and Corporate Secretary
Meta Platforms, Inc.
1601 Willow Road
Menlo Park, California 94025

> **Re: Meta Platforms, Inc.**
> **Form 10-Q for the Quarterly Period Ended September 30, 2022**
> **Filed October 26, 2022**
> **File No. 001-35551**

Dear Kate Kelly:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Michael Kaplan, Esq.